J. P. MORGAN CHASE COMMERCIAL MORTGAGE SECURITIES CORP.
                                 270 PARK AVENUE
                            NEW YORK, NEW YORK 10017


                               September 12, 2005


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549


      Re: J. P. Morgan Chase Commercial Mortgage Securities Corp. Post-Effective Amendment No. 3 to Registration Statement on Form S-3 (File No. 333-126661)
            ---------------------

Ladies and Gentlemen:

      In accordance with Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), the undersigned, on behalf of J. P. Morgan Chase Commercial Mortgage Securities Corp. (the "Company"), hereby requests acceleration of effectiveness of the above-referenced Post-Effective Amendment No. 3 to Registration Statement (the "Post-Effective Amendment No. 3") to 10:30 a.m., Washington, D.C. time on September 14, 2005, or as soon thereafter as practicable.

      The Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Post-Effective Amendment No. 3. The Company acknowledges that: (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                            [SIGNATURE PAGE FOLLOWS]

                                       Very truly yours,

                                       J.P. MORGAN CHASE COMMERCIAL
                                       MORTGAGE SECURITIES CORP.


                                       By:  /s/ Bianca Russo
                                          --------------------------------------
                                          Name:  Bianca A. Russo
                                          Title: Vice President


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